FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 24, 2006

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
          Grand-Duchy of Luxembourg
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.	Press release dated July 24, 2006

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: July 24, 2006	By: /s/ Marc Beuls

	Name:	Marc Beuls
	Title:	President and Chief Executive Officer

By: /s/ David Sach

	Name:	David Sach
	Title:	Chief Financial Officer

Item 1

MILLICOM INTERNATIONAL CELLULAR S.A.
FOR IMMEDIATE RELEASE
July 24, 2006

MILLICOM INTERNATIONAL CELLULAR S.A. ANNOUNCES RESULTS FOR THE PERIOD ENDED JUNE 30, 2006

New York and Stockholm – July 24, 2006 – Millicom International Cellular S.A. (Nasdaq Stock Market: MICC and Stockholmsbörsen: MIC), the global telecommunications company, today announces results for the quarter ended June 30, 2006.

  Quarterly total subscriber increase for Q2 06 of 51%, bringing total subscribers to 10.9m
  39% increase in revenues for Q2 06 to $362m (Q2 05: $261m)†
  28% increase in EBITDA for Q2 06 to $157m (Q2 05: $122m) †
  Profit for Q2 06 of $34m (Q2 05: $5m)
  Earnings per common share for Q2 06 of $0.34 (Q2 05: $(0.05)) †

  29% increase in revenues for the First Half of 2006 to $684m (2005: $529m)
  20% increase in EBITDA for the First Half of 2006 to $299m (2005: $249m)
  Profit for the First Half of 2006 of $67m (2005: Loss of $6m)
  Basic Earnings per common share of $0.67 for the First Half of 2006 (2005: Loss per share of $0.06)
Chief Executive Officer’s Review:
  Increasing growth momentum with second quarter 2006 Pro forma* revenues and EBITDA up respectively by 54% and 53% year on year
  EBITDA margin of 44%
  62% year-on-year increase in pro forma total subscribers
  10.9 million subscribers recorded at June 30, 2006
  Capex of $146 million in Q2 06
  Record cash upstreaming of $113 million in the First Half of 2006

Marc Beuls, Chief Executive, comments: “Underlying pro forma revenues for the second quarter grew by 54% which is an outstanding performance and doubly so as it was matched by pro forma EBITDA growth of 53%. The primary drivers of this growth have been the 78% increase in revenues in Central America, 54% increase in South America and 52% increase in Africa. EBITDA margins were 52% in Central America, 44% in South America and encouragingly 40% in Africa, despite the heavy start up costs in building out the new network in Congo.”

“Millicom is today reaping the benefits of past investment in its networks and distribution in Latin America and the successful roll out of the Tigo brand in these markets. We believe that our current investment programme will enable us to replicate this successful model in other markets. At Q1 we stated that our 2006 capex target would exceed $500m for the year. At the half year we have already invested $241m which does not include over $100m of investment to be made in building out the new Congo network during the second half. We are now likely to exceed $600m of capex for the year which should further enhance our growth prospects. We have now launched the Tigo brand in five African countries, Senegal, Ghana, Tanzania, Sierra Leone and Chad, and expect to see the benefits over many years. Following our successful Investor Relations trip to Central America last year we are planning an analyst and investor trip to Ghana and Senegal in November when we will be able to show how well our African businesses are developing.”

† Excludes discontinued operations.
*Pro forma numbers for current and previous quarters exclude Millicom’s operation in Vietnam, where the BCC ended on May 18, 2005, include Millicom’s joint venture in Honduras with a percentage ownership of 66.67%, to reflect the increase in ownership from 50% to 66.67% in May 2005 and exclude Pakcom, Millicom’s TDMA operation in Pakistan, which Millicom sold at the end of June 2006.

“On a pro forma basis Millicom has grown its subscribers by 62% in the last year and growth is accelerating in Q2 2006, up 15% from the previous quarter. Today Africa is the market with the fastest subscriber growth within Millicom but Latin America is still growing above the average rate, so showing that good subscriber growth is sustainable as penetration rates rise.”

“The excellent half year results show clearly that the operational management of Millicom remained focused on growing our operations during a period when the Board was conducting a Strategic Review of the business. This Strategic Review started on January 19, 2006 and ended on July 3, 2006 when the Board decided to terminate all discussions concerning a potential sale of the entire share capital of the Company. The Company had been in prolonged discussions and due diligence with one potential purchaser but the Board concluded on July 3, 2006 that this purchaser would not be in a position within an acceptable timeframe to make a binding offer that would have been suitably attractive, given the current strong performance of the business, or would have been sufficiently certain of closing.”

“During the second quarter, Millicom sold its loss-making Pakcom operation in Pakistan. This disposal will improve EBITDA and, more so, net income by eliminating roughly $30m of annual interest and amortization expense on the Pakcom license obligations. From a balance sheet perspective, $246m of Pakcom liabilities have been eliminated as a result of the sale, consisting mainly of the Pakcom license obligations. As part of this transaction Millicom transferred 10% of Paktel to its former partner in Pakcom. Today in Pakistan, Millicom has just one business into which it is making significant investments to improve the quality and coverage of the network which is a key requirement in such a competitive market place.”

“In July 2006, Millicom finalised the acquisition of the remaining 4% minority holding in its Paraguay operation which follows the earlier buyouts of minorities in Tanzania, Sierra Leone, Ghana and Senegal.”

“In August 2006, Millicom will repay its mandatory exchangeable debt with the Tele2 shares that it holds. This will relieve us of over $350m of corporate debt and roughly $26m in annual interest expense.”

FINANCIAL SUMMARY FOR THE PERIOD TO JUNE 30, 2006 AND 2005

SUBSCRIBERS		Q2	Q2		Q on Q
		2006	2005		change

-	Total (i)	10,903,277	7,205,649		51%
-	Attributable (ii)	9,325,665	6,256,955		49%

REPORTED NUMBERS		Q2	Q2		Q on Q	H1	H1	H1 to H1
US$ ‘000		2006	2005		change	2006	2005	change

Revenues		361,631	260,728		39%	683,832	528,974	29%
EBITDA (iii)		156,627	122,283		28%	298,829	248,827	20%
EBITDA margin		43%	47%			44%	47%
Profit / (loss) for the period		33,854	4,877			67,261	(6,386)

PRO FORMA SUBSCRIBERS (v)		Q2	Q2		Q on Q
		2006	2005	(iv)	change

-	Total (i)	10,903,277	6,751,502		62%
-	Attributable (ii)	9,325,665	5,802,808		61%

PRO FORMA NUMBERS (v)		Q2	Q2		Q on Q	H1	H1	H1 to H1
US$ ‘000		2006	2005	(iv)	change	2006	2005	change

Revenues		356,247	230,822		54%	672,458	445,124	51%
EBITDA (iii)		156,297	101,871		53%	297,923	193,054	54%
EBITDA margin		44%	44%			44%	43%
Profit/(loss) for the period from continuing operations		33,361	6,659			67,745	(505)

(i)	Total subscriber figures represent the worldwide total number of subscribers of mobile systems in which Millicom has an ownership interest.
(ii)	Attributable subscribers are calculated as 100% of subscribers in Millicom’s subsidiary operations and Millicom’s percentage ownership of subscribers in each joint venture operation.
(iii)	EBITDA: operating profit before interest, taxes, depreciation and amortization, is derived by deducting cost of sales, sales and marketing costs, general and administrative expenses from revenues and other operating income.
(iv)	Excludes discontinued operations
(v)	Pro forma numbers for current and previous quarters exclude Millicom’s operation in Vietnam, where the BCC ended on May 18, 2005, include Millicom’s joint venture in Honduras with a percentage ownership of 66.67%, to reflect the increase in ownership from 50% to 66.67% in May 2005 and exclude Pakcom, Millicom’s TDMA operation in Pakistan, which Millicom sold at the end of June 2006.

FINANCIAL AND OPERATING SUMMARY
  Strong subscriber growth with total subscribers at 10.9 million, an increase of 51% compared to Q2 2005, or 62% on a pro forma basis

  1,406,522 new total proforma subscribers added in Q2 2006

  Revenues of $362 million in Q2 2006, exceeding by 39% revenues for Q2 2005, of which Vietnam accounted for $24 million

  Revenues for Q2 2006 up 54% on a pro forma basis

  Record EBITDA of $157 million in Q2 2006, up 28% vs Q2 2005

  EBITDA for Q2 2006 up 53% on a pro forma basis

  Investments include capex of $146 million for the second quarter and $241 million for the First Half

  Cash and cash equivalents of $507 million at end of Q2 2006

  Record cash upstreaming of $113 million in the First Half

  Net debt excluding the 5% mandatory exchangeable notes of $467 million with a Net Debt to full year EBITDA ratio below 1:1 enabling significant continuing investment.

  Total cellular minutes increased by 33% for the three months ended June 30, 2006 from the same quarter in 2005 and prepaid minutes increased by 45% in the same period. Total pro forma minutes increased by 59% and pro forma prepaid minutes by 69%.

  In May 2006, Millicom agreed the sale of its wireless data business in Peru, subject to regulatory approval. The deal is expected to close in Q3 2006.

  In May 2006, Millicom completed the sale of its US Group mainly including its investments in Great Universal and Modern Holdings, realizing a net gain of $4 million.

  In June 2006, Millicom completed the sale of Pakcom, its TDMA operation in Pakistan to the Arfeen Group for a nominal amount. As part of the sale, Millicom transferred a 10% stake in Paktel to the Arfeen Group taking Millicom’s ownership in Paktel to 88.9%.
SUBSEQUENT EVENTS
  On July 12, 2006, Millicom completed its acquisition of the outstanding 4% share in Telefonica Celular del Paraguay SA and now has 100% ownership of the operation.

  In July 2006, Millicom was included in the new NASDAQ Global Select Market, which has the highest initial listing standards of any exchange in the world based on financial and liquidity requirements. Prior to the change, Millicom was listed on the NASDAQ National Market.

  On July 3, 2006, Millicom announced that it had decided to terminate all discussions concerning a potential sale of the entire share capital of the Company. The Board concluded that the purchaser would not be in a position within an acceptable timeframe to make a binding offer that would have been suitably attractive, given the current strong performance of the business, or sufficiently certain of closing.

  During the week of November 20, 2006, Millicom is organising a trip to Ghana and Senegal for analysts and investors. It will be a similar programme to last year’s visit to Central America, giving guests a chance to join Millicom’s Management to view the day to day working of the operations.

REVIEW OF OPERATIONS

SUBSCRIBER GROWTH

In the second quarter of 2006 Millicom’s worldwide operations in Latin America, Africa and Asia added 1,011,585 net new total cellular subscribers or 1,406,522 on a pro forma basis, excluding Pakcom.

At June 30, 2006, Millicom’s total cellular subscriber base increased by 51% to 10,903,277 cellular subscribers from 7,205,649 as at June 30, 2005. The pro forma increase was 62%. Particularly significant year on year percentage increases were recorded in Ghana (122%), Tanzania (112%), Guatemala (94%), Honduras (74%) and Paraguay (74%). Millicom’s attributable subscriber base increased to 9,325,665 as at June 30, 2006 from 6,256,955 as at June 30, 2005, an increase of 49%. On a pro forma basis, attributable subscribers increased by 61% (note (ii) page 3).

Within the 10,903,277 total cellular subscribers reported at the end of the second quarter, 10,379,481 or 95% were prepaid subscribers.

FINANCIAL RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2006

Total revenues for the three months ended June 30, 2006 were $361.6 million, an increase of 39% from the second quarter of 2005. The pro forma increase in revenues was 54% over the same period. The Central American market continued to perform strongest, producing a 78% increase in revenues from $101.7 million for the second quarter of 2005 to $181.4 million for the second quarter of 2006, with Honduras producing the strongest growth for the cluster at 113%. In South America, revenues increased by 54% to $51.5 million, with Bolivia and Paraguay producing increases of 34% and 67% respectively compared to the second quarter of 2005. From 2005, Millicom has been able to pursue higher value customers with value-added services following the roll-out of Tigo branded GSM services across Latin America and this has led to strong ARPU levels across the region.

The effects of Millicom’s investment and increased capex in Africa in 2005 and the first half of 2006 to grow its networks are now being manifested in the results. Second quarter revenues for Africa were $72.7 million compared to $48.0 million in the second quarter of 2005, an increase of 52%. The strongest market was Ghana which grew by 73% followed by Senegal with growth of 32%. Revenues for Chad have grown strongly quarter on quarter since the fourth quarter of 2005 and, in the Democratic Republic of Congo, Millicom is building up the network ahead of the launch of Tigo later in the year.

In South Asia, Millicom recorded pro forma revenues of $24 million, a slight increase from the first quarter of 2006 when revenues for Paktel, the GSM operation in Pakistan, were affected by network interference issues, and up 11% from the second quarter of 2005 on a proforma basis. The technical issues affecting Paktel are being resolved and additional investment in the network will enable Paktel to recover market share. Revenues for South East Asia declined to $26.2 million over the same period, due to the end of the BCC in Vietnam in May 2005 but, excluding Vietnam, revenues were up 22% from the second quarter of 2005.

EBITDA for the three months ended June 30, 2006 was $156.6 million, a 28% increase from the second quarter of 2005. On a pro forma basis EBITDA increased by 53% from the second quarter of 2005. Central America recorded growth in EBITDA of 84% from the second quarter of 2005 to $94.1 million and the equivalent increase for South America was 62%, giving EBITDA of $22.4 million. EBITDA for Africa increased by 23% to $28.9 million.

EBITDA for South Asia was $2.4 million, significantly impacted by the lower margin in Pakcom and by the sales and marketing costs associated with Paktel’s GSM services. For South East Asia, EBITDA for the second quarter of 2006 was lower at $8.8m, due to the end of the ten-year BCC in Vietnam in May 2005 but up 19% on a pro forma basis.

The EBITDA margin and the pro forma EBITDA margin in the second quarter of 2006 were 43% and 44% respectively. Central America and South America recorded EBITDA margins of 52% and 44% respectively in the second quarter of 2006. For Africa, the EBITDA margin was 40%, for South Asia it was 8% and for South East Asia it was 34%.

FINANCIAL RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2006

Total revenues for the first half of 2006 were $683.8 million, an increase of 29% from the first half of 2005. The pro forma increase in revenues was 51% over the same period. Revenues for Africa were $139.4 million, increasing by 45%. Revenues for Central America were $338.0 million, an increase of 78%, and for South America, revenues were $96.1 million, up 49%. In South East Asia revenues were $51.2 million, up 21% on a pro forma basis and for South Asia, revenues were $57.2 million, down 7% year on year.

EBITDA was $298.8 million for the first half of 2006, an increase of 20% over the first half of 2005. On a pro forma basis EBITDA increased by 54%. EBITDA for Central America for the first half of the year increased by 81% from the first half of 2005 to $173.1 million and increased by 57% for South America to $41.0 million. Africa recorded a 31% increase to $58.6 million for the six months ended June 30, 2006.

EBITDA for South East Asia and South Asia was respectively $18.9 million and $7.5 million for the first half of 2006.

The Group EBITDA margin for the six months to June 30, 2006 was 44%, for Central America it was 51%, for South America 43%, for Africa 42%, for South East Asia 37% and for South Asia 13%.

Total cellular minutes increased by 23% for the first half of 2006 compared with the same period in 2005 and by 57% on a proforma basis.

COMMENTS ON FINANCIAL STATEMENTS

For the second quarter of 2006, the decrease in the market price of the Tele2 shares resulted in a valuation movement loss of $46.9 million. In addition, there was an exchange loss of $25.6 million from the conversion of the 5% mandatory exchangeable Notes in Tele2 shares (‘the 5% Notes’) to the US dollar. Offsetting these losses was the fair value result of the embedded derivative on the 5% Notes resulting in a gain of $59.5 million. The Tele2 shares will be used to repay the 5% Notes in August 2006.

Corporate costs in the second quarter were impacted by the costs associated with the Strategic Review. Total costs for the First Half were approximately $5m. Following the approval of the changes to the incentive plans at the AGM in May 2006, stock compensation for the second quarter was approximately $5m higher than the comparative period last year reflecting the accelerated vesting of Directors’ options, the 2005 restricted share awards to Directors and management, and the costs of the new Long-term Incentive performance share scheme for management.

The gain on write-down of assets represents the reversal of the current period losses of Pakcom since the sales price was agreed and fixed with the purchaser last year. The gain on sale of investments is primarily due to the disposal of Millicom’s US group, consisting mainly of its investments in Great Universal and Modern Holdings.

During Q2, increased capex resulted in higher property, plant and equipment and supplier advances on the balance sheet.

At the Company’s Annual General Meeting in May 2006, the shareholders voted to decrease the statutory accumulated losses brought forward by a total amount of US$ 101.4 million through a transfer of the same amount from the share premium account.

OTHER INFORMATION

The amounts in the consolidated statements of profit and loss for the three months and six months ended June 30, 2006, the consolidated balance sheet as at June 30, 2006 and December 31, 2005, the condensed consolidated statements of cash flows and condensed consolidated changes in equity are prepared in accordance with International Financial Reporting Standards (IFRS).

This report is unaudited.

Millicom’s financial results for the third quarter ended September 2006 will be published on 25 October 2006.

Luxembourg, 24 July 2006.

Marc Beuls, President & Chief Executive Officer
David Sach, Chief Financial Officer

Millicom International Cellular S.A
75 Route de Longwy
L-8080 Bertrange
Luxembourg
Tel : +352 27 759 101
Registration number: R.C.S. Luxembourg B 40.630

Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Latin America, Africa and Asia. It currently has cellular operations and licenses in 16 countries. The Group’s cellular operations have a combined population under license of approximately 390 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. members or persons acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

CONTACTS:

Marc Beuls	Telephone:	+352 27 759 327
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

David Sach	Telephone:	+352 27 759 327
Chief Financial Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best	Telephone:	+44 20 7321 5022
Investor Relations
Shared Value Ltd, London

Visit our web site at http://www.millicom.com

CONFERENCE CALL DETAILS

A conference call to discuss the results will be held at 14.30CET / 08.30 ET, on Monday, July 24, 2006. The dial-in numbers are: +44 (0)20 7138 0816 or +1 718 354 1171 and participants should quote Millicom International Cellular. A live audio stream of the conference call can also be accessed at www.millicom.com. Please dial in / log on 5 minutes prior to the start of the conference call to allow time for registration. A recording of the conference call will be available for 7 days after the conference call, commencing approximately 30 minutes after the live call has finished, on: +44 (0)20 7806 1970 or +1 718 354 1112, access code: 2036491#.

APPENDICES
  Consolidated statements of profit and loss for the three months ended June 30, 2006 and 2005

  Consolidated statements of profit and loss for the six months ended June 30, 2006 and 2005

  Consolidated balance sheets as at June 30, 2006 and December 31, 2005

  Condensed consolidated statements of cash flows for the six months ended June 30, 2006 and 2005

  Condensed consolidated statements of changes in equity for the six months ended June 30, 2006 and 2005

  Quarterly analysis by cluster

  Total subscribers and market position by country

  Pro forma consolidated statements of profit and loss for the three months ended June 30, 2006 and 2005

  Pro forma consolidated statements of profit and loss for the six months ended June 30, 2006 and 2005

Millicom International Cellular S.A.
Consolidated statements of profit and loss
for the three months ended June 30, 2006 and 2005

	Quarter ended June 30, 2006	Quarter ended June 30, 2005†
	(Unaudited) US$ ’000	(Unaudited) US$ ’000

Revenues	361,631	260,728

Operating expenses
Cost of sales (excluding depreciation and amortization)	(103,301)	(69,542)
Sales and marketing	(56,889)	(37,510)
General and administrative expenses	(45,015)	(31,393)
Other operating income	201	-

EBITDA	156,627	122,283
Corporate costs	(10,095)	(5,909)
Stock compensation	(5,839)	(893)
Write-down of assets, net	6,157	(4,958)
Gain from sale of subsidiaries and joint ventures, net	4,478	1,303
Depreciation and amortization	(51,891)	(58,867)

Operating profit	99,347	52,959
Valuation movement on investment in securities	(46,922)	(43,291)
Fair value result on financial instruments	59,515	8,352
Interest expense	(37,570)	(35,245)
Interest and other income	6,086	5,819
Exchange gain / (loss), net	(24,251)	30,659
Profit from associated companies	393	336

Profit before taxes	56,688	19,589
Taxes	(22,193)	(14,704)

Net Profit after taxes	34,495	4,885
Minority interest	(641)	205

Net Profit for the period from continuing operations	33,854	5,090
Result from discontinued operations	-	(213)

Net Profit / (Loss) for the period	33,854	4,877

Basic earnings per common share (US$)	0.34	0.05

Weighted average number of shares
outstanding in the period (in thousands)	100,217	98,750

Profit for the period used to determine diluted earnings per
common share	33,854	4,877

Diluted earnings per common share (US$)	0.33	0.05

Weighted average number of shares and potential
dilutive shares outstanding in the period (in thousands)	101,209	99,599

† Several line items restated to exclude discontinued operations

Millicom International Cellular S.A.
Consolidated statements of profit and loss
for the six months ended June 30, 2006 and 2005

	Six months ended June 30, 2006	Six months ended June 30, 2005†
	(Unaudited) US$ ’000	(Unaudited) US$ ’000

Revenues	683,832	528,974

Operating expenses
Cost of sales (excluding depreciation and amortization)	(194,968)	(142,648)
Sales and marketing	(104,827)	(77,083)
General and administrative expenses	(85,905)	(61,077)
Other operating income	697	661

EBITDA	298,829	248,827
Corporate costs	(19,346)	(12,498)
Stock compensation	(6,593)	(1,508)
Write-down of assets, net	9,569	(28,055)
Gain from sale of of subsidiaries and joint ventures, net	5,467	1,525
Depreciation and amortization	(101,321)	(115,971)

Operating profit	186,605	92,320
Valuation movement on investment in securities	(16,830)	(98,803)
Fair value result on financial instruments	42,990	34,577
Interest expense	(75,661)	(68,528)
Interest and other income	13,050	10,736
Exchange gain / (loss), net	(32,544)	50,351
Profit from associated companies	655	398

Profit before taxes	118,265	21,051
Taxes	(49,017)	(26,653)

Net Profit / (Loss) after taxes	69,248	(5,602)
Minority interest	(2,006)	(316)

Net Profit / (Loss) for the period from continuing operations	67,242	(5,918)
Result from discontinued operations	19	(468)

Net Profit / (Loss) for the period	67,261	(6,386)

Basic earnings per common share (US$)	0.67	(0.06)

Weighted average number of shares
outstanding in the period (in thousands)	100,111	98,694

Profit / (loss) for the period used to determine diluted earnings
per common share	67,261	(6,386)

Diluted earnings per common share (US$)	0.67	(0.06)

Weighted average number of shares and potential
dilutive shares outstanding in the period (in thousands)	101,029	98,694

† Several line items restated to exclude discontinued operations

Millicom International Cellular S.A.
Consolidated balance sheets
as at June 30, 2006 and December 31, 2005

	June 30, 2006	June 30, 2005†
	(Unaudited) US$ ’000	(Audited) US$ ’000
Assets

Non-current assets
Intangible assets, net	413,893	373,253
Property, plant and equipment, net	825,981	671,774
Investment in associates	6,017	5,367
Financial assets:
Financial assets available for sale	24	6,307
Pledged deposits	4,866	6,500
Deferred taxation	3,092	4,817

Total non-current assets	1,253,873	1,068,018

Current assets
Financial assets:
Financial assets at fair value through profit or loss	354,124	327,803
Financial assets held to maturity	-	7,687
Pledged deposits	49,712	47,035
Inventories	27,417	16,369
Trade receivables, net	127,862	109,165
Amounts due from joint ventures and joint venture partners	22,669	19,244
Amounts due from other related parties	129	1,781
Prepayments and accrued income	49,085	48,046
Supplier advances and other current assets	131,790	67,512
Time deposits	45	108
Cash and cash equivalents	506,751	596,567

Total current assets	1,269,584	1,241,317

Assets held for sale	4,638	250,087

Total assets	2,528,095	2,559,422

     Millicom International Cellular S.A.
Consolidated balance sheets
as at June 30, 2006 and December 31, 2005

	June 30, 2006	Dec. 31, 2005†
	(Unaudited) US$ ’000	(Audited) US$ ’000
Equity and liabilities
Equity
Share capital and premium (represented by 100,451,254 shares as of June 30, 2006)	367,400	465,157
Treasury stock	-	(8,833)
Other reserves	(13,590)	(15,217)
Retained losses brought forward	(39,799)	(151,779)
Net Profit for the period / year	67,261	10,043

	381,272	299,371
Minority Interest	24,184	34,179

Total equity	405,456	333,550

Liabilities
Non-current liabilities
Debt and other financing:
10% Senior Notes	538,122	537,599
4% Convertible Notes – Debt component	167,129	163,284
Other debt and financing	152,860	120,041
Other non-current liabilities	175,334	203,988
Deferred taxation	34,781	45,228

Total non-current liabilities	1,068,226	1,070,140

Current liabilities
Debt and other financing:
5% Mandatory Exchangeable Notes – Debt component	353,815	315,359
Other debt and financing	115,211	96,340
Trade payables	271,417	210,540
Amounts due to joint ventures and joint venture partners	18,105	14,122
Amounts due to related parties	4,318	4,780
Accrued interest and other expenses	75,835	61,236
Other current liabilities	215,174	206,631

Total current liabilities	1,053,875	909,008
Liabilities directly associated with assets held for sale	538	246,724

Total liabilities	2,122,639	2,225,872

Total equity and liabilities	2,528,095	2,559,422

Millicom International Cellular S.A.
Condensed consolidated statements of cash flows
for the six months ended June 30, 2006 and 2005

	June 30, 2006	June 30, 2005
	(Unaudited) US$ ’000	(Unaudited) US$ ’000

EBITDA	298,829	248,827
Movements in working capital	15,873	16,330

Cash generated from operations	314,702	265,157
Corporate costs	(19,346)	(12,498)
Net interest paid	(40,623)	(46,382)
Taxes paid	(56,626)	(43,881)

Net cash provided by operating activities	198,107	162,396
Cash flow used by investing activities	(335,651)	(142,117)
Cash flow provided by financing activities	45,347	186,721
Cash effect of exchange rate changes	2,381	30

Net increase / (decrease) in cash and cash equivalents	(89,816)	207,030
Cash and cash equivalents, beginning	596,567	413,381

Cash and cash equivalents, ending	506,751	620,411

Millicom International Cellular S.A.
Condensed consolidated statements of changes in equity
for the six months ended June 30, 2006 and 2005

	June 30, 2006	June 30, 2005
	(Unaudited) US$ ’000	(Unaudited) US$ ’000

Equity as at January 1	333,550	280,437
Derecognition of negative goodwill on January 1	-	8,202
Profit (loss) for the period	67,261	(6,386)
Stock compensation	6,593	1,508
Fair value gain on available for sale financial assets	(3,308)	-
Shares issued via the exercise of stock options	11,797	2,866
Equity component of 4% Convertible Bonds	-	39,109
Movement in currency translation reserve	(442)	(1,595)
Minority interest	(9,995)	(725)

Equity as at June 30	405,456	323,416

Millicom International Cellular S.A.
Quarterly analysis by cluster
(Unaudited)

	Q2 06	Q1 06	Q4 05	Q3 05	Q2 05	Increase Q2 05 to Q2 06
Total cellular subs

Central America	3,647,697	3,166,682	2,737,126	2,314,053	2,063,247	77%
South America	1,715,347	1,521,356	1,337,739	1,152,309	1,056,475	62%
Africa	2,689,513	2,271,157	2,006,634	1,695,265	1,425,291	89%
South Asia	1,856,396	2,007,669	1,997,150	1,966,724	1,923,088	-3%
South East Asia	994,324	924,828	850,336	784,188	737,548	35%

Total	10,903,277	9,891,692	8,928,985	7,912,539	7,205,649	51%

Vietnam	-	-	-	-	-	-
16.67% of Honduras	-	-	-	-	-	-
Pakcom	-	(394,937)	(421,242)	(434,049)	(454,147)	-

Pro forma total*	10,903,277	9,496,755	8,507,743	7,478,490	6,751,502	62%

Attributable cellular subs

Central America	2,567,464	2,229,018	1,935,272	1,652,924	1,484,783	73%
South America	1,715,347	1,521,356	1,337,739	1,152,309	1,056,475	62%
Africa	2,571,130	2,156,391	1,896,084	1,597,839	1,337,729	92%
South Asia	1,856,395	2,007,669	1,997,150	1,966,724	1,923,088	-3%
South East Asia	615,329	573,232	528,708	486,161	454,880	35%

Total	9,325,665	8,487,666	7,694,953	6,855,957	6,256,955	49%

Vietnam	-	-	-	-	-	-
16.67% of Honduras	-	-	-	-	-	-
Pakcom	-	(394,937)	(421,242)	(434,049)	(454,147)	-

Pro forma total*	9,325,665	8,092,729	7,273,711	6,421,908	5,802,808	61%

Revenues (US$ ’000)

Central America	181,420	156,567	141,986	120,370	101,652	78%
South America	51,458	44,690	40,018	36,582	33,383	54%
Africa	72,719	66,690	58,067	50,390	47,986	52%
South Asia	28,820	28,351	28,913	30,490	31,611	-9%
South East Asia	26,198	25,000	23,903	21,832	45,492	-42%
Other (i)	1,016	903	844	965	604	68%

Total	361,631	322,201	293,731	260,629	260,728	39%

Vietnam	(519)	-	-	-	(24,457)	-
16.67% of Honduras	-	-	-	-	4,489	-
Pakcom	(4,865)	(5,990)	(6,702)	(7,830)	(9,938)	-

Pro forma total*	356,247	316,211	287,029	252,799	230,822	54%

EBITDA (US$ ’000)

Central America	94,110	79,015	75,071	62,470	51,136	84%
South America	22,416	18,574	16,634	14,134	13,814	62%
Africa	28,944	29,702	21,446	21,943	23,568	23%
South Asia	2,424	5,042	7,617	6,113	6,397	-62%
South East Asia	8,837	10,096	11,014	6,622	27,500	-68%
Other (i)	(104)	(227)	(1,962)	442	(132)	-21%

Total	156,627	142,202	129,820	111,724	122,283	28%

Vietnam	654	538	425	1,251	(19,554)	-
16.67% of Honduras	-	-	-	-	2,614	-
Pakcom	(984)	(1,114)	(3,075)	(1,320)	(3,472)	-

Pro forma total*	156,297	141,626	127,170	111,655	101,871	53%

* Pro forma numbers for current and previous quarters exclude Millicom’s operation in Vietnam, where the BCC ended on May 18, 2005, include Millicom’s joint venture in Honduras with a percentage ownership of 66.67%, to reflect the increase in ownership from 50% to 66.67% in May 2005 and exclude Pakcom, Millicom’s TDMA operation in Pakistan, which Millicom sold at the end of June 2006.

(i) Excludes discontinued operations.

      Millicom International Cellular S.A.
Total subscribers and market position by country
(Unaudited)

Country and Equity Holding		Country Population (millions)(i)	MIC Market Position (ii)	Total Subscribers
				06 Q2	05 Q2	y-o-y Growth

Central America
El Salvador	(100.0%)	6.7	1 of 5	962,822	614,371	57%
Guatemala	(55.0%)	12.7	2 of 3	1,588,069	818,616	94%
Honduras	(66.7%)	7.0	1 of 2	1,096,806	630,260	74%

				3,647,697	2,063,247	77%

South America
Bolivia	(100.0%)	8.9	2 of 3	765,896	511,414	50%
Paraguay	(96.0%)	6.3	1 of 4	949,451	545,061	74%

				1,715,347	1,056,475	62%

Africa
Chad	(87.5%)	9.8	2 of 2	134,282	-	-
DRC	(100.0%)	60.1	4 of 4	47,702	-	-
Ghana	(100.0%)	21.0	2 of 4	737,749	332,557	122%
Mauritius	(50.0%)	1.2	2 of 2	236,764	175,124	35%
Senegal	(100.0%)	11.1	2 of 2	751,906	531,568	41%
Sierra Leone	(100.0%)	6.0	3 of 5	28,771	30,543	-6%
Tanzania	(100.0%)	36.8	3 of 4	752,339	355,499	112%

				2,689,513	1,425,291	89%

South Asia
Pakcom	-		6 of 6	-	454,147	-
Paktel	(88.9%)	162.4	5 of 6	1,143,376	924,486	24%
Sri Lanka	(100.0%)	20.1	2 of 4	713,020	544,455	31%

				1,856,396	1,923,088	-3%

South East Asia
Cambodia	(58.4%)	13.6	1 of 4	911,593	679,898	34%
Laos	(74.1%)	6.2	3 of 5	82,731	57,650	44%
Vietnam		83.5	-	-	-	-

				994,324	737,548	35%

Total Subscribers				10,903,277	7,205,649	51%

Vietnam				-	-	-
16.67% of Honduras				-	-	-
Pakcom				-	(454,147)	-

Pro forma Total Subs*				10,903, 277	6,751,502	62%

(i)	Source: CIA The World Fact Book – except for Guatemala: local source
(ii)	Source: Millicom. Market share derived from active subscribers based on interconnect

PRO FORMA CONSOLIDATED STATEMENTS OF PROFIT AND LOSS

The following table presents Millicom’s pro forma consolidated statements of profit and loss on an ongoing basis, excluding Millicom’s operation in Vietnam for which the Business Cooperation Contract ended on May 18, 2005, including Millicom’s joint venture in Honduras with a percentage ownership of 66.67%, in order to reflect the increase in ownership from 50% to 66.67% in May 2005 and excluding Pakcom, Millicom’s TDMA operation in Pakistan, which Millicom sold at the end of June 2006.

Pro forma consolidated statements of profit and loss
for the three months ended June 30, 2006 and 2005

	Quarter ended June 30, 2006	Quarter ended June 30, 2005	Change from Q2 05

	(Unaudited) US$ ’000	(Unaudited) US$ ’000

Revenues	356,247	230,822	54%

Operating expenses
Cost of sales (excluding depreciation and
amortization)	(101,506)	(66,423)	53%
Sales and marketing	(55,917)	(34,446)	62%
General and administrative expenses	(42,728)	(28,082)	52%
Other operating income	201	0	-

EBITDA	156,297	101,871	53%
Corporate costs	(10,095)	(5,909)	71%
Stock compensation	(5,839)	(893)	554%
Write-down of assets, net	1,980	(4,958)	-
Gain from sale of subsidiaries and joint ventures, net	4,478	1,303	244%
Depreciation and amortization	(51,873)	(37,444)	39%

Operating profit	94,948	53,970	72%

Valuation movement on investment in securities	(46,922)	(43,291)	8%
Fair value result on financial instruments	59,515	8,352	613%
Interest expense	(32,831)	(31,750)	3%
Interest and other income	4,877	4,129	18%
Exchange gain (loss), net	(23,747)	31,090	-
Profit from associated companies	393	336	17%

Profit before taxes	56,233	22,836	146%

Taxes	(22,375)	(14,568)	54%

Net Profit after taxes	33,858	8,268	310%
Minority interest	(497)	(1,609)	-69%

Net Profit for the period from continuing operations	33,361	6,659	401%

Pro forma consolidated statements of profit and loss
for the six months ended June 30, 2006 and 2005

	Six months ended June 30, 2006	Six months ended June 30, 2005	Change from H1 05

	(Unaudited) US$ ’000	(Unaudited) US$ ’000

Revenues	672,458	445,124	51%
Operating expenses
Cost of sales (excluding depreciation and	(191,320)	(127,864)	50%
amortization)
Sales and marketing	(102,676)	(70,598)	45%
General and administrative expenses	(81,236)	(54,269)	50%
Other operating income	697	661	5%

EBITDA	297,923	193,054	54%
Corporate costs	(19,346)	(12,498)	55%
Stock compensation	(6,593)	(1,508)	337%
Write-down of assets, net	993	(6,238)	-
Gain from sale of subsidiaries and joint ventures, net	5,467	1,525	258%
Depreciation and amortization	(100,831)	(73,941)	36%

Operating profit	177,613	100,394	74%
Valuation movement on investment in securities	(16,830)	(98,803)	-83%
Fair value result on financial instruments	42,990	34,577	24%
Interest expense	(66,501)	(64,380)	3%
Interest and other income	10,736	8,594	25%
Exchange gain (loss), net	(30,830)	50,897	-
Profit from associated companies	655	398	65%

Profit before taxes	117,833	31,677	272%
Taxes	(47,978)	(28,844)	66%

Net Profit after taxes	69,855	2,833	2,366%
Minority interest	(2,110)	(3,338)	-37%

Net Profit / (loss) for the period from continuing operations	67,745	(505)	-